Exhibit 99.34

NuRAN Wireless Inc.

FORM 51-102F3

 Material Change Report

Item 1: Name and Address of Company

NuRAN Wireless Inc. (the “Company” or “NuRAN”)

2150 Cyrille-Duquet

Quebec, QC G1N 2G3

Item 2: Date of Material Change

June 25, 2024

Item 3: News Release

A news release was issued and disseminated on July 5, 2024 and filed on SEDAR at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced it has amended the terms of the factoring agreement dated August 28, 2023 in connection with the closing of the US $5M Loan Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital (the “Facility”). It reached agreement factor and certain existing holders of convertible debentures (the “Debentureholders”) pursuant to which the Factor and Debentureholders agreed to subordinate their outstanding security to the Facility with respect to all Africa assets and to waive any current events of default. The Company has also extended the maturity date of the Convertible Debentures entered into in July 2022 to December 31, 2025 in return for an increase in the principal amount to US$2.53M plus an agreed cash repayment plan and increased interest charges of 24% equal to the default rate. NuRAN also increased the amounts available for factoring under the Factoring Agreement entered into in August 2023 allowing the Company to draw additional amounts at its discretion. No changes were made to the conversion price of outstanding convertible debentures and the conversion price in the factoring agreement.

Item 5.1: Full Description of Material Change

See attached news release at Schedule “A” to this report.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

NuRAN Wireless Inc.

Francis Letourneau, Director and CEO

info@nuranwireless.com
Tel: (418) 264-1337

Item 9: Date of Report

This report is dated as of September 26, 2025

SCHEDULE “A”

Please see attached.

For Immediate release

NuRAN Closes US$ 5M Financing

Quebec, QC, Canada, July 5, 2024 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce the financial close of the US $5M Loan Facility with the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital (the “Facility”) previously announced on April 26th, 2024. The initial drawdown of US$2.5M under the Facility is underway and the funds will be disbursed within 5 to10 business days.

“We are pleased to have successfully completed this important financing allowing the Company to focus on building more sites in Africa with the aim of demonstrating the effectiveness and profitability of these rural and remote sites. As we continue to add live sites to our inventory, we believe that our business model will not only prove to be successful but will demonstrate the value of the more than 5,000 sites that we already have under contract” stated Francis Letourneau, President and CEO of NuRAN Wireless Inc.

US$ 5M Loan Facility

The initial draw down under the Facility consists of the principal amount of US$2.5M which amount includes a US$1.07M refinancing of renewable energy assets already previously shipped and installed by NuRAN in Cameroon. Combined with the operating cash generated by operations, this is expected to allow the company to complete the 122 sites from the initial contract and to build up to an additional 120 new sites.

Based on the recent performance of its sites in Cameroon the new site build represents an important milestone in expanding connectivity in underserved regions across the country. A drawdown under the Facility for the Democratic Republic of the Congo (DRC) is expected to follow subject to compliance with all drawdown conditions and upon closing is expected to fund the completion of over 100 sites in DRC. Management also intends to kickoff operations in Ivory Coast and to build sites from inventory in South Sudan before the end of 2024 subject to further financing.

Restructuring of Outstanding Debentures and Factoring Agreement Outstanding Debt

NuRAN is also pleased to announce that, in connection with the closing of the Facility, it has reached agreement with Advance Factoring Inc., the holder of debt under the Factoring Agreement dated as of August 28, 2023 (the “Factor) and certain existing holders of convertible debentures (the “Debentureholders”) pursuant to which the Factor and Debentureholders agreed to subordinate their outstanding security to the Facility with respect to all Africa assets and to waive any current events of default. The Company has also extended the maturity date of the Convertible Debentures entered into in July 2022 to December 31, 2025 in return for an increase in the principal amount to US$2.53M plus an agreed cash repayment plan and increased interest charges of 24% equal to the default rate. NuRAN also increased the amounts available for factoring under the Factoring Agreement entered into in August 2023 allowing the Company to draw additional amounts at its discretion. No changes were made to the conversion price of outstanding convertible debentures and the conversion price in the factoring agreement.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to the Company building more sites in Africa with the aim of demonstrating the effectiveness and profitability of these rural and remote sites, statements with respect to the business model proving to be successful and demonstrate the value of the more than 5,000 sites under contract, use of funds from the Facility to build new sites statements with respect to building new sites from future funding in DRC and South Sudan. Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as the uncertainties regarding include risks such as the uncertainties regarding the impact of the COVID-19 outbreak, and measures to prevent its spread, risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to refinance its long term debt that is currently in default; NuRAN’s ability to adequately restructure its operations with respect to its new model of NaaS service contracts; our ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.